Mail Stop 4561

July 24, 2008

Robert F. Lowe
President and Chief Executive Officer
NewBridge Bancorp
1501 Highwoods Boulevard, Suite 400
Greensboro, NC 27410

>   **Re: NewBridge Bancorp**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2008**
>   **File No. 000-11448**

Dear Mr. Lowe:

We have reviewed the above referenced filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where indicated, we think you should revise your document in response to this comment in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Analysis of Allowance for Credit Losses, page 40

1. The analysis of the allowance for credit losses indicates a $10.3 million allowance was acquired in conjunction with the merger with FNB. Please tell us how you evaluated the credit condition and collectibility of the FNB loan portfolio upon the merger in accordance with SOP 03-3.

Form 10-Q for the Period Ended March 31, 2008

<u>Note 6 – Recent Accounting Pronouncements, page 13</u>

2. Please revise future filings to provide the required disclosures of paragraph 32(c) and 32(d) of SFAS 157. In your response, please provide us with your proposed disclosures.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Matthew Komar at (202) 551-3781 or me at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant